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                                                                    EXHIBIT 1
                       PROMETHEUS ASSISTED LIVING LLC
                            30 ROCKEFELLER PLAZA
                          NEW YORK, NEW YORK 10020
September 23, 2002


Board of Directors
ARV Assisted Living, Inc.
245 Fischer Avenue, Suite D-1
Costa Mesa, California  92626

Attention:  Douglas M. Pasquale, Chairman and Chief Executive Officer

Dear Doug:

     We have been evaluating various alternatives with respect to our assisted living investments and, in particular, our ownership interest in ARV. Based on this review, we have decided to propose a transaction to acquire for cash the outstanding shares of ARV not held by us or our affiliates. We expect the price to be in the range of $3.25 to $3.60 per share in cash, subject to completion of confirmatory due diligence and negotiation of the terms of a mutually acceptable merger agreement. Following completion of this transaction, we intend to combine ARV with Atria, Inc. and Kapson Senior Quarters Corp, subject to receipt of all necessary approvals and consents. However, our proposed acquisition of the remaining shares of ARV is not dependent on any subsequent transaction with Atria or Kapson.

     We are not interested in selling our shares in ARV.

     Our proposal would provide the ARV shareholders with an opportunity to liquidate their entire investment in ARV at a significant premium to current market prices. Based on the $2.55 closing price of the ARV shares on September 20, 2002, our offer represents a range of premiums of 27% to 41%. In addition, we have commitments for sufficient cash to complete the proposed transaction.

     Although ARV has already established a Strategic Transactions Review Committee, in light of our significant ownership interest in ARV and our representation on the ARV Board, we would expect that the ARV Board would want to establish a special committee (with outside legal and financial advisors) consisting solely of independent directors to review and evaluate our offer. At the earliest opportunity, we are ready to meet with the members of the special committee with the goal of negotiating and entering into a merger agreement with ARV.

     After closing the proposed acquisition, we hope to retain the services of the Company's Chairman and Chief Executive Officer, Doug Pasquale, in a senior position with our combined assisted living companies.



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     We desire to complete the  transaction as soon as practicable  but, in any event, by the end of the year. Accordingly, we would like to obtain certain information from the Company so we can complete our due diligence review, which we believe could be concluded rapidly. Additionally, our acquisition proposal would be conditioned on the redemption of the rights under the ARV shareholder rights agreement, the waiver of any restrictions on purchasing additional ARV common stock under our settlement agreement with you, dated September 29, 1999, and other customary conditions.

     We believe that our proposal is very attractive to ARV's public shareholders. As required by applicable regulations, we expect to file promptly an amendment to our Schedule 13D to disclose this letter. We look forward to working with you and the special committee to complete this transaction.



                                       Very truly yours,

                                       /S/ JOHN A. MOORE
                                       ------------------------------------
                                       John A. Moore
                                          on behalf of Prometheus Assisted
                                          Living LLC